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April 26, 2003



Securities & Exchange Commission
Office of International Corporate Finance
Stop 3-9
450 - 5th Avenue
Washington DC
USA 20549

File #82-4478

SUPPL

Dear Sirs:

Subject: Canadian Western Bank

We confirm that the following material was sent by pre-paid mail on March 14, 2003, to the registered shareholders of common shares of the subject Corporation:

1. First Quarter Report January 31, 2003

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-101.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

NM
"Signed by"
N. Meksavanh
Assistant Account Manager
Client Services Stock Transfer

cc: Canadian Western Bank
Attention: Tracey C. Ball

5/29

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